Exhibit 99.2

Ellomay Capital Ltd. and its Subsidiaries Condensed Consolidated Interim Financial Statements As at June 30, 2018 (Unaudited)

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Unaudited Interim Financial Statements

Contents

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Unaudited Interim Statements of Financial Position

		December 31,	June 30,	June 30,
		2017**	2018	2018
				Convenience
				Translation
				into US$ in
	Note	€ in thousands		thousands*
Assets
Current assets
Cash and cash equivalents		23,962	45,610	53,171
Marketable securities		2,162	2,238	2,609
Restricted cash and marketable securities		3,265	3,346	3,901
Contract asset from concession project		1,286	1,263	1,472
Financial assets		1,249	1,293	1,507
Trade and other receivables	5	10,645	10,653	12,419
		42,569	64,403	75,079
Non-current assets
Investment in equity accounted investee	6	27,655	26,780	31,220
Advances on account of investments	6	8,825	8,805	10,265
Contract asset from concession project		27,725	26,685	31,109
Fixed assets		78,837	79,374	92,533
Intangible asset		5,505	5,077	5,919
Restricted cash and deposits		3,660	2,005	2,337
Deferred tax		1,777	2,314	2,698
Long term receivables	5	1,535	1,305	1,521
		155,519	152,345	177,602
Total assets		198,088	216,748	252,681

Liabilities and Equity
Current liabilities
Current maturities of long term loans		3,103	5,196	6,057
Debentures		4,644	4,541	5,294
Trade payables		1,349	1,677	1,955
Other payables		2,187	2,964	3,455
		11,283	14,378	16,761
Non-current liabilities
Finance lease obligations		3,690	-	-
Long-term loans		42,091	63,676	74,232
Debentures		52,987	51,814	60,404
Deferred tax		5,982	6,022	7,020
Other long-term liabilities		4,555	5,535	6,453
		109,305	127,047	148,109
Total liabilities		120,588	141,425	164,870

Equity
Share capital		19,980	19,980	23,292
Share premium		58,339	58,341	68,013
Treasury shares		(1,736)	(1,736)	(2,024)
Reserves		2,357	1,289	1,503
Accumulated deficit		(299)	(1,197)	(1,395)
Total equity attributed to shareholders
of the Company		78,641	76,677	89,389
Non-Controlling Interest		(1,141)	(1,354)	(1,578)
Total equity		77,500	75,323	87,811
Total liabilities and equity		198,088	216,748	252,681

* Convenience translation into US$ (exchange rate as at June 30, 2018: euro 1 = US$ 1.166)
** The data was taken from the audited annual financial statements.
The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Unaudited Interim Statements of Comprehensive Income (Loss)

	For the year	For the six	For the six	For the six
	ended December	months ended	months ended	months ended
	31, 2017**	June 30, 2017	June 30, 2018	June 30, 2018
				Convenience
				Translation
	€ in thousands (except per share amounts)			into US$*

Revenues	13,636	6,768	8,151	9,502
Operating expenses	(2,549)	(863)	(2,610)	(3,043)
Depreciation and amortization expenses	(4,518)	(2,198)	(2,767)	(3,226)
Gross profit	6,569	3,707	2,774	3,233

Project development costs	(2,739)	(1,431)	(1,771)	(2,065)
General and administrative expenses	(2,420)	(1,210)	(1,977)	(2,305)
Share of profits (loss) of equity accounted investee	1,531	(73)	501	584
Other income, net	18	9	73	85
Operating Profit (Loss)	2,959	1,002	(400)	(468)

Financing income	1,333	291	1,588	1,851
Financing income (expenses) in connection with derivatives, net	(3,156)	(1,590)	285	332
Financing expenses	(7,405)	(4,463)	(2,789)	(3,251)
Financing expenses, net	(9,228)	(5,762)	(916)	(1,068)

Loss before taxes on income	(6,269)	(4,760)	(1,316)	(1,536)

Tax benefit (Taxes on income)	(372)	(649)	182	212

Loss for the period	(6,641)	(5,409)	(1,134)	(1,324)
Loss attributable to:
Owners of the Company	(6,115)	(5,166)	(898)	(1,048)
Non-controlling interests	(526)	(243)	(236)	(276)
Loss for the period	(6,641)	(5,409)	(1,134)	(1,324)

Other comprehensive income (loss) items that
after initial recognition in comprehensive income
(loss) were or will be transferred to profit or loss:
Foreign currency translation differences for foreign
Operations	(359)	214	(799)	(931)
Effective portion of change in fair value of cash flow
Hedges	(1,244)	(126)	(724)	(844)
Net change in fair value of cash flow hedges
transferred to profit or loss	1,382	618	478	557
Total other comprehensive loss	(221)	706	(1,045)	(1,218)
Total comprehensive loss for the period	(6,862)	(4,703)	(2,179)	(2,542)

Basic loss per share	(0.57)	(0.49)	(0.08)	(0.1)
Diluted loss per share	(0.57)	(0.49)	(0.08)	(0.1)

* Convenience translation into US$ (exchange rate as at June 30, 2018: euro 1 = US$ 1.166)
** The data was taken from the audited annual financial statements.

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Unaudited Interim Statements of Changes in Equity

		Attributable to shareholders of the Company
			Retained		Translation
			earnings		reserve from			Non-
	Share	Share	(accumulated	Treasury	foreign	Hedging		controlling	Total
	capital	Premium	deficit)	shares	operations	Reserve	Total	Interests	Equity
	€ in thousands

For the six month ended June 30, 2018:
Balance as at January 1, 2018	19,980	58,339	(299)	(1,736)	2,219	138	78,641	(1,141)	77,500
Loss for the year	-	-	(898)	-	-	-	(898)	(236)	(1,134)
Other comprehensive loss for the year	-	-	-	-	(822)	(246)	(1,068)	23	(1,045)
Total comprehensive loss for the year	-	-	(898)	-	(822)	(246)	(1,966)	(213)	(2,179)
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	2	-	-	-	-	2	-	2

Balance as at June 30, 2018	19,980	58,341	(1,197)	(1,736)	1,397	(108)	76,677	(1,354)	75,323

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Unaudited Interim Statements of Changes in Equity

		Attributable to shareholders of the Company
			Retained		Translation
			earnings		reserve from			Non-
	Share	Share	(accumulated	Treasury	foreign	Hedging		controlling	Total
	capital	premium	deficit)	shares	operations	Reserve	Total	Interests	Equity
	US$ in thousands*

For the six month ended June 30, 2018:
Balance as at January 1, 2018	23,292	68,010	(347)	(2,024)	2,587	161	91,679	(1,329)	90,350
Loss for the year	-	-	(1,048)	-	-	-	(1,048)	(276)	(1,324)
Other comprehensive loss for the year	-	-	-	-	(958)	(287)	(1,245)	27	(1,218)
Total comprehensive loss for the year	-	-	(1,048)	-	(958)	(287)	(2,293)	(249)	(2,542)
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	3	-	-	-	-	3	-	3

Balance as at June 30, 2018	23,292	68,013	(1,395)	(2,024)	1,629	(126)	89,389	(1,578)	87,811

* Convenience translation into US$ (exchange rate as at June 30, 2018: euro 1 = US$ 1.166)

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Unaudited Interim Statements of Changes in Equity

		Attributable to shareholders of the Company
			Retained		Translation
			earnings		reserve from			Non-
	Share	Share	(accumulated	Treasury	foreign	Hedging		controlling	Total
	capital	premium	deficit)	shares	operations	Reserve	Total	Interests	Equity
	€ in thousands

For the year ended December 31, 2017*:

Balance as at January 1, 2017	19,980	58,334	5,816	(1,722)	2,664	-	85,072	(701)	84,371
Loss for the year	-	-	(6,115)	-	-	-	(6,115)	(526)	(6,641)
Other comprehensive loss for the year	-	-	-	-	(445)	138	(307)	86	(221)
Total comprehensive loss for the year	-	-	(6,115)	-	(445)	138	(6,422)	(440)	(6,862)
Transactions with owners of the Company, recognized directly in equity:
Own shares acquired	-	-	-	(14)	-	-	(14)	-	(14)
Share-based payments	-	5	-	-	-	-	5	-	5

Balance as at December 31, 2017	19,980	58,339	(299)	(1,736)	2,219	138	78,641	(1,141)	77,500

* The data was taken from the audited annual financial statements.

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Unaudited Interim Statements of Changes in Equity

		Attributable to shareholders of the Company
			Retained		Translation
			earnings		reserve from			Non-
	Share	Share	(accumulated	Treasury	foreign	Hedging		controlling	Total
	capital	premium	deficit)	shares	operations	Reserve	Total	Interests	Equity
	€ in thousands

For the six month ended June 30, 2017:

Balance as at January 1, 2017	19,980	58,334	5,816	(1,722)	2,664	-	85,072	(701)	84,371
Loss for the period	-	-	(5,166)	-	-	-	(5,166)	(243)	(5,409)
Other comprehensive loss for the period	-	-	-	-	222	492	714	(8)	706
Total comprehensive loss for the period	-	-	(5,166)	-	222	492	(4,452)	(251)	(4,703)
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	2	-	-	-	-	2	-	2
Own shares acquired	-	-	-	(14)	-	-	(14)	-	(14)

Balance as at June 30, 2017	19,980	58,336	650	(1,736)	2,886	492	80,608	(952)	79,656

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Unaudited Interim Statements of Cash Flows

	For the year	For the six	For the six	For the six
	ended December	months ended	months ended	months ended
	31, 2017	June 30, 2017	June 30, 2018	June 30, 2018
				Convenience
				Translation
	€ in thousands			into US$*
Cash flows from operating activities
Loss for the period	(6,641)	(5,409)	(1,134)	(1,324)
Adjustments for:
Net financing expenses	9,228	5,762	916	1,068
Depreciation	4,518	2,198	2,767	3,226
Share-based payment transactions	5	2	2	3
Share of losses (profits) of equity accounted investees	(1,531)	73	(501)	(584)
Payment of interest on loan from an equity
accounted investee	407	-	1,176	1,371
Change in trade receivables and other receivables	2,012	299	156	182
Change in other assets	126	804	135	157
Change in Contract asset from concession project	(84)	-	622	725
Change in accrued severance pay, net	2	1	17	20
Change in trade payables	(258)	(215)	328	382
Change in other payables	(2,655)	(2,282)	(310)	(361)
Income tax expense (tax benefit)	372	649	(182)	(212)
Income taxes paid	(42)	-	(16)	(19)
Interest received	505	225	888	1,035
Interest paid	(3,659)	(1,514)	(2,597)	(3,028)
Net cash from (used in) operating activities	2,305	593	2,267	2,641
Cash flows from investing activities
Acquisition of fixed assets	(7,576)	(4,116)	(2,606)	(3,038)
Acquisition of subsidiary, net of cash acquired	(9,851)	-	-	-
Advances on account of investments	(8,000)	(8,978)	-	-
Repayment of loan from an equity accounted investee	-	-	490	571
Acquisition of marketable securities	(6,677)	(6,677)	-	-
Proceeds from marketable securities	1,277	-	-	-
Decrease (increase) in restricted cash, net	3,225	3,226	1,604	1,870
Proceeds of Forward contract	-	-	407	474
Settlement of derivatives, net	620	(2,027)	(184)	(215)
Loans to others	(361)	(361)	-	-
Net cash used in investing activities	(27,343)	(18,933)	(289)	(338)
Cash flows from financing activities
Repayment of long-term loans and finance lease
Obligations	(2,224)	(746)	(14,727)	(17,168)
Proceeds from issuance of Debentures, net	31,175	31,175	-	-
Repayment of Debentures	(4,842)	-	-	-
Proceeds from long term loans, net	5,575	5,419	34,501	40,221
Repurchase of own shares	(14)	(14)	-	-
Net cash from financing activities	29,670	35,834	19,774	23,053

Exchange differences on balance of cash
and cash equivalents	(3,156)	(1,836)	(104)	(119)
Increase (decrease) in cash and cash equivalents	1,476	15,658	21,648	25,237
Cash and cash equivalents at the beginning
of the period	22,486	22,486	23,962	27,934
Cash and cash equivalents at the end of the period	23,962	38,144	45,610	53,171

* Convenience translation into US$ (exchange rate as at June 30, 2018: euro 1 = US$ 1.166)
** The data was taken from the audited annual financial statements.

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 1 - General

A.

Ellomay Capital Ltd. (hereinafter - the “Company”), is an Israeli Company involved in the production of renewable and clean energy. The Company owns seventeen PV Plants that are operating and connected to their respective national grids as follows: (i) twelve photovoltaic plants in Italy with an aggregate installed capacity of approximately 22.6 MWp, (ii) four photovoltaic plants in Spain with an aggregate installed capacity of approximately 7.9 MWp and (iii) one photovoltaic plant in Israel with an installed capacity of approximately 9 MWp. In addition, the Company owns: (i) 9.375% of Dorad Energy Ltd. (hereinafter - “Dorad”), which owns an approximate 850 MWp bi-fuel operated power plant in the vicinity of Ashkelon, Israel, (ii) 51% of Groen Gas Goor B.V and of Groen Gas Oude-Tonge B.V., project companies developing anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively, (iii) Talasol Solar S.L. (hereinafter – “Talasol”), which is involved in a project to construct a photovoltaic plant with a peak capacity of 300 MW in the municipality of Talaván, Cáceres, Spain (hereinafter – the “Talasol Project”), and (iv) 75% of Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd., all of which are involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel.

The ordinary shares of the Company are listed on the NYSE American and on the Tel Aviv Stock Exchange (under the symbol “ELLO”). The address of the Company’s registered office is 9 Rothschild Blvd., Tel Aviv, Israel.

B.          Material events in the reporting period

On May 17, 2018, five of the Company’s Italian subsidiaries (together, hereinafter – the “Subsidiaries”) entered into a euro 35.9 million project finance Facility Agreement (the “Facility Agreement”). The euro 35.9 million principal amount is divided into: (i) five term loan facilities, one for each Subsidiary, which are to be used to refinance the existing financing of the subsidiaries and for general purposes of the Subsidiaries, in the aggregate amount of euro 33.7 million with terms ending in May 2028, and (ii) five revolving facilities, one for each Subsidiary, aimed to cover financial needs for the debt service coverage in case of a liquidity shortfall of the Subsidiaries, in the aggregate amount of euro 2.2 million with terms ending in November 2027.

The loans provided under the Facility Agreement bear an annual interest rate equal to the Euribor 6 month rate plus a margin of 185 basis points. The Facility Agreement includes customary terms, including requirements to maintain financial ratios, various securities provided by the Subsidiaries and a pledge on the shares of the Subsidiaries and subordination agreement provided by Ellomay Luxemburg, the Company’s wholly-owned subsidiary and the parent company of the Subsidiaries. The Facility Agreement provides for a cross-collateralization mechanism among the Subsidiaries, whereby each Subsidiary shall guarantee each other’s obligations under the Facility Agreement and the other finance documents for a maximum guaranteed amount up to 180% of the relevant Subsidiary’s loan facility. In addition, the Company provided guarantees in connection with specific exposures, one in the amount of approximately euro 1.8 million (an amount that is gradually reduced to zero on January 1 of each of the years 2019-2021) and the second in amounts ranging between approximately euro 1.0 million up to a maximum of euro 1.5 million through the date the loans under the Facility Agreement are repaid in full.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 1 - General (cont’d)

B.          Material events in the reporting period (cont’d)

In connection with the Facility Agreement, on May 29, 2018, the Subsidiaries entered into interest swap agreements effective from the first repayment date of June 2018 for an amount of approximately euro 25 million equal to 75% of the overall amount of the term loan facilities (with a decreasing notional principal amount based on the amortization table) until May 2028, replacing the Euribor 6 month rate with a fixed interest rate of 0.71%, resulting in a fixed annual interest rate of 2.56%.

In June 2018, the Company’s Spanish subsidiary, Talasol, entered into an engineering, procurement & construction agreement (the "EPC Agreement") with METKA EGN Limited ("METKA EGN").

The EPC Agreement provides a fixed and lump-sum amount of euro 192.5 million for the complete execution and performance of the works defined in the EPC Agreement. The works include the engineering, procurement and construction of the Talasol Project and the ancillary facilities for injecting power into the grid, including a 400 kV step-up substation, the high voltage interconnection line to the point of connection to the grid and performance of two years of O&M services. METKA EGN is expected to complete the works under the EPC Agreement within a period of 16 months. The EPC Agreement further provides that in the event the Talasol Project does not reach financial closing within 14 months, both parties can terminate the EPC Agreement. The EPC Agreement includes additional standard provisions, including with respect to liquidated damages in connection with delays and performance, performance guarantees, suspension and termination.

In June 2018 Talasol executed a financial power swap in respect of approximately 80% of the output of the Talasol Project for a period of 10 years (the "PPA").The power produced by the Talasol Project is expected to be sold by Talasol in the open market for the then current market power price and the PPA hedges the risks associated with fluctuating electricity market prices by allowing Talasol to secure a stable income for the power production included under the PPA. The hedge transaction becomes effective on Talasol requesting that the counter party will fix the fixed price pursuant to the price adjustment mechanism. Talasol has the right to do this at any time following the execution of the PPA and no later than 31 March 2019.

In July 2018 Talasol executed a pre-hedge transaction with Goldman Sachs International in connection with the prospective project financing for the construction of a photovoltaic plant. The pre-hedge transaction is a fixed for floating interest rate swap intended to lock-in current market floating rates. The Talasol Project is expected to be financed by a consortium led by Deutsche Bank, which is the mandated lead arranger, and the European Investment Bank (EIB). The expected leverage level is in the range of 50-60% of the total investment.

The continued development of the Talasol Project is subject to risks and uncertainties, including with respect to the occurrence of the conditions subsequent set forth in the Talasol share purchase agreement that were not met as of June 30, 2018.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 2 - Basis of Preparation

A.          Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as at and for the year ended December 31, 2017 (hereinafter – “the annual financial statements”).

These condensed consolidated interim financial statements were authorized for issue on September 25, 2018.

B.          Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Such judgments, estimates and assumptions are the same as those applied in the annual financial statements.  Actual results may differ from these estimates.

C.          Change in Presentation Currency

Effective December 31, 2017, the Company changed its presentation currency from the U.S. dollar to the euro. The Company ceased using the U.S. dollar as its presentation currency to assist investors to evaluate its financial results as the Company’s functional currency is the euro and a substantial portion of its assets, revenues and liabilities is denominated in euro.

Furthermore, the change is expected to reduce the impact of the volatility of the euro/USD exchange rate on the Company’s operating results. The consolidated financial statements for all prior years and interim periods presented have been translated into euro. Assets and liabilities have been translated using period end exchange rates, equity transactions have been translated using the exchange rate in effect on the date of the specific transaction or the average exchange rate during the respective period, and revenues, expenses, gains, losses, and cash flow amounts have been translated into the presentation currency using the average exchange rate during the respective period.  For the convenience of the reader, the reported euro figures as of June 30, 2018 and for the period then ended, have been presented in dollars, translated at the representative rate of exchange as of June 30, 2018 (euro 1 = US$ 1.166). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 3 - Significant Accounting Policies

A.          Initial application of new standards, amendments to standards and interpretations

As from January 1, 2018 the Company applies the new standards and amendments to standards described below:

(1)          IFRS 9 (2014), Financial Instruments

As from the first quarter of 2018 the Company applies IFRS 9 (2014), Financial Instruments (in this item: “the Standard” or “IFRS 9”), which replaces IAS 39, Financial Instruments: Recognition and Measurement (in this item “IAS 39”). Furthermore, as from that date the Company applies the amendment to IFRS 9, Financial Instruments: Prepayment Features with “Negative Compensation”. The Company has chosen to apply the Standard and the amendment to the Standard as from January 1, 2018 (in this item: “date of initial application”) without amendment of the comparative data, other than where required by the Standard with respect to certain hedging items, with an adjustment to the balance of retained earnings (accumulated deficit) and other components of equity as at the date of initial application.

The table hereunder presents the original measurement categories according to IAS 39 and the new measurement categories according to IFRS 9 with respect to the financial assets and financial liabilities of the Company as at January 1, 2018, and the effects of the transition to IFRS 9 on the opening balances of retained earnings (accumulated deficit) and other components of equity.

	Original	New	Carrying	Carrying
	classification	classification	amount	amount
	according to	according to	according to	according to
	IAS 39	IFRS 9	IAS 39	IFRS 9
			€ thousands	€ thousands
Financial assets
Loans granted to associates	Loans and receivables	Fair value through profit or loss	11,653	11,902
Reserves and retained earnings
Retained earnings	-	-	-	341

The Company has loans to associates that essentially form part of the net investment in the associate. These loans do not have definite repayment dates and they will be repaid only after the other debts of the associate are repaid. Such loans are in the scope of the Standard and were classified on the basis of the contractual cash flow characteristics of the financial asset. Therefore, such loans are measured at fair value through profit or loss as their contractual cash flow characteristics do not include solely payments of principal and interest. Interest income on such loans is included as part of the Company’s share of profits of equity accounted investee, and exchange rate differences and reevaluation are recorded through financing income (expenses).

Presented hereunder are the principal changes in accounting policies following application of the Standard as from January 1, 2018:

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 3 - Significant Accounting Policies (cont’d)

A.	Initial application of new standards, amendments to standards and interpretations (cont’d)

(1)          IFRS 9 (2014), Financial Instruments (cont’d)

Classification and measurement of financial assets

Initial recognition and measurement
The Company initially recognizes trade receivables and debt instruments issued on the date that they are created. All other financial assets and financial liabilities are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument. Generally, a financial asset or financial liability are initially measured at fair value plus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issuance of the financial asset or financial liability. A trade receivable without a significant financing component is initially measured at the transaction price.

Financial assets – classification and subsequent measurement

Financial assets are classified at initial recognition to one of the following measurement categories: amortized cost; fair value through other comprehensive income – investments in debt instruments; fair value through other comprehensive income – investments in equity instruments; or fair value through profit or loss.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated at fair value through profit or loss:
-	It is held within a business model whose objective is to hold assets so as to collect contractual cash flows; and
-	The contractual terms of the financial asset give rise on specified dates to cash flows representing solely payments of principal and interest on the principal amount outstanding.

The Company has balances of trade and other receivables and deposits that are held within a business model whose objective is collecting the contractual cash flows. The contractual cash flows of these financial assets represent solely payments of principal and interest that reflects consideration for the time value of money and the credit risk. Accordingly, these financial assets are measured at amortized cost.

All financial assets not classified as measured at amortized cost or fair value through other comprehensive income as described above, as well as financial assets designated at fair value through profit or loss, are measured at fair value through profit or loss.

Financial assets – assessment of the business model

Financial assets held for trading or that are managed and whose performance is assessed on a fair value basis, are measured at fair value through profit or loss.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 3 - Significant Accounting Policies (cont’d)

A.	Initial application of new standards, amendments to standards and interpretations (cont’d)

(1)          IFRS 9 (2014), Financial Instruments (cont’d)

Financial assets – assessment whether cash flows represent solely payments of principal and interest

For the purpose of examining whether the cash flows represent solely payments of principal and interest, ‘principal’ is the fair value of the financial asset at initial recognition, ‘interest’ comprises consideration for the time value of money, for the credit risk attributable to the principal amount outstanding during a certain period of time and for other risks and basic costs of a loan, as well as a profit margin.

In its examination whether contractual cash flows represent solely payments of principal and interest, the Company examines the contractual terms of the instrument, and in this framework assesses whether the financial asset includes a contractual term that may change the timing or amount of the contractual cash flows such that it does not meet the condition. The Company takes into account the following considerations when making this assessment:
-          Any contingent events that will change the timing or amount of the cash flows;
-          Terms that may change the stated interest rate, including variable interest;
-          Extension or early payment characteristics; and
-	Terms that restrict the right of the Company to cash flows from specified assets (for example a non-recourse financial asset).

An early payment characteristic is consistent with the solely principal and interest criterion if the amount of the early payment essentially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable compensation, received or paid, for early termination of the contract.

Financial assets – subsequent measurement and gains and losses

Financial assets at fair value through profit or loss
These assets are subsequently measured at fair value. Net gains and losses, including interest income or dividends, are recognized in profit or loss.

Financial assets at amortized cost
These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Interest income is recognized using the effective interest method. Generally, interest income is calculated by applying the effective interest rate to the gross carrying amount of the financial asset. Even so, for purchased or originated credit-impaired financial assets, or financial assets that became credit-impaired after initial recognition, interest income is calculated by applying the effective interest rate to the amortized cost of the financial asset.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 3 - Significant Accounting Policies (cont’d)

A.	Initial application of new standards, amendments to standards and interpretations (cont’d)

(1)          IFRS 9 (2014), Financial Instruments (cont’d)

Impairment

Credit-impaired financial assets
At each reporting date, the Company assesses whether financial assets carried at amortized cost and debt instruments at fair value through other comprehensive income are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Hedge accounting

The Company chose as its accounting policy to continue to apply the hedge accounting requirements of IAS 39 instead of the requirements of IFRS 9. The Company applies that policy to all of its hedging relationships.

(2)          IFRS 15, Revenue from Contracts with Customers

As from January 1, 2018, the Company applies International Financial Reporting Standard 15 (hereinafter in this section ”the Standard”), which provides guidance on revenue recognition. The Standard establishes two approaches to revenue recognition: at a point in time or over time. The Standard introduces a five-step model for analyzing transactions in order to determine the timing of the recognition and the amount of revenue. In addition, the Standard provides new and broader disclosure requirements than those existing today. The Company elected to apply the Standard using the cumulative effect approach.

The implementation of the Standard did not have a material effect on the financial statements, therefore the balance of retained earnings (accumulated deficit) as of January 1, 2018 was not adjusted.

According to the Standard, the Company recognizes revenue when the customer obtains control over the promised goods or services. The revenue is measured according to the amount of the consideration to which the Company expects to be entitled in exchange for the goods or services promised to the customer, other than amounts collected for third parties.

Contract asset and contract liability
A contract asset is recognized when the Group has a right to consideration for goods or services it transferred to the customer that is conditional on other than the passing of time, such as future performance of the Group. Contract assets are classified as receivables when the rights in their respect become unconditional.

A contract liability is recognized when the Group has an obligation to transfer goods or services to the customer for which it received consideration (or the consideration is payable) from the customer.

In the project accounted for using the financial asset model under IFRIC 12, at the end of the construction period the right to receive consideration for the construction services is conditional on other than the passing of time (such as current operation of the facility). Accordingly, the contract asset is not reclassified to receivables (financial asset) until the right to receive consideration is unconditional (which means classification as a contract asset until actual receipt of the consideration).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

 Note 3 - Significant Accounting Policies (cont’d)

B.          New standards and interpretations not yet adopted

IFRS 16, Leases (hereinafter in this section: “IFRS 16” or “the Standard”)

The Standard replaces IAS 17, Leases and its related interpretations. The Standard's instructions annul the existing requirement from lessees to classify leases as operating or finance leases. Instead, for lessees, the Standard presents a unified model for the accounting treatment of all leases according to which the lessee has to recognize a right-of-use asset and a lease liability in its financial statements. Nonetheless, IFRS 16 includes two exceptions to the general model whereby a lessee may elect to not apply the requirements for recognizing a right-of-use asset and a liability with respect to short-term leases of up to one year and/or leases where the underlying asset has a low value.

In addition, IFRS 16 permits the lessee to apply the definition of the term lease according to one of the following two alternatives consistently for all leases: retrospective application for all the lease agreements, which means reassessing the existence of a lease for each separate contract, or alternatively, application of a practical expedient that permits continuing with the assessment made regarding existence of a lease based on the guidance in IAS 17, Leases, and IFRIC 4, Determining whether an Arrangement contains a Lease, with respect to leases entered into before the date of initial application. Furthermore, the Standard determines new and expanded disclosure requirements from those required at present.

IFRS 16 is applicable for annual periods as of January 1, 2019, with the possibility of early adoption.

IFRS 16 includes various alternative transitional provisions, so that companies can choose between one of the following alternatives at initial application consistently for all leases: full retrospective application or recognizing a cumulative effect, which means application (with the possibility of certain practical expedients) as from the mandatory effective date with an adjustment to the balance of retained earnings at that date.

The information mentioned above, constitutes an estimate of the Group based on the existing lease agreements and understanding the requirements of the standard at this stage.

The quantitative data will be included at the financial statements on the date of  the initial implementation may change, inter alia, as a result of the continued formulation of accounting policy, on relevant subjects, including implementation issues and examination of the overall impact of the Standard on the financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 3 - Significant Accounting Policies (cont’d)

B.          New standards and interpretations not yet adopted (cont’d)

IFRS 16, Leases (hereinafter in this section: “IFRS 16” or “the standard”) (cont’d)

Method of application and expected effects

The Company plans to adopt IFRS 16 as from January 1, 2019 using the cumulative effect method, with an adjustment to the balance of retained earnings as at January 1, 2019.

Expected effects:

•
For leases in which the Company is the lessee and which were classified before the date of initial application as operating leases, except for when the Company has elected to apply the Standard’s expedients as aforesaid, the Company has to recognize a right-of-use asset and a lease liability at initial application for all the leases that award it control over the use of identified assets for a specified period of time. These changes are expected to result in an increase of euro 4,254 thousand in the balance of right-of-use assets at the date of initial application and an increase of euro 4,254 thousand in the balance of the lease liability at the date of initial application. Accordingly, depreciation and amortization expenses will be recognized in respect of the right-of-use asset, and the need for recognizing impairment of the right-of-use asset will be examined in accordance with IAS 36. Furthermore, financing expenses will be recognized in respect of the lease liability. Therefore, as from the date of initial application, the lease expenses relating to assets leased under an operating lease, which were included in the general and administrative expenses item in the income statement, will be capitalized and depreciated in subsequent periods as a part of depreciation and amortization expenses. In addition, the discount rates used for measuring the lease liability are in the range of 2.56% to 4.57%. This range is affected by differences in the length of the lease term, differences between the various groups of assets, different discount rates of group companies, and so forth.

•
The Company expects a change in principal financial ratios such as: an increase in the leverage ratio, a decrease in the interest coverage ratio and a decrease in the current ratio. The Company does not expect that its ability to satisfy financial covenants applicable to it will be affected by these changes in financial ratios.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 3 - Significant Accounting Policies (cont’d)

B.          New standards and interpretations not yet adopted (cont’d)

IFRS 16, Leases (hereinafter in this section: “IFRS 16” or “the standard”) (cont’d)

Method of application and expected effects (cont’d)

Expedients available for the Company of essentially similar assets -
Not applying the requirement to recognize a right-of-use asset and a lease liability in respect of short-term leases of up to one year.

Expedients for each separate lease
(1)	Relying on a previous assessment of whether an arrangement contains a lease in accordance with current guidance with respect to agreements that exist at the date of initial application.
(2)	Not applying the requirement to recognize a right-of-use asset and a lease liability in respect of leases where the underlying asset has a low value.
(3)	Applying a single discount rate to a portfolio of leases with reasonably similar characteristics.
(4)	Relying on a previous assessment of whether a contract is onerous in accordance with IAS 37 at the transition date, as an alternative to assessing impairment of right-of-use assets.
(5)	Excluding initial direct costs from measurement of the asset at the transition date.
(6)	Using hindsight when determining the lease term, meaning data presently available that may not have been available at the original date of entering into the agreement.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 4 - Seasonality

Solar power production has a seasonal cycle due to its dependency on the direct and indirect sunlight and the effect the amount of sunlight has on the output of energy produced. Thus, low radiation levels during the winter months decrease power production.

Note 5 - Trade and Other Receivables

	December 31,	June 30,
	2017	2018
	€ in thousands
	Audited	Unaudited
Current Assets:
Other receivables
Government authorities	2,306	2,560
Income receivable	3,436	3,686
Interest receivable	153	189
Current tax	48	235
Current maturities of loan to an equity accounted investee	3,165	2,424
Trade receivable	407	382
Forward contracts (1)	580	724
Prepaid expenses and other	550	453
	10,645	10,653
Non-current Assets:
Long term receivables
Advance tax payment	1,078	854
Forward contracts (1)	12	-
Annual rent deposits	30	31
Other	415	420
	1,535	1,305

(1)
In November 2016, the Company closed euro/USD forward contracts with an accumulated profit of approximately €4,255 thousand (approximately $4,474 thousand). Proceeds of approximately €3,076 thousand (approximately $3,646 thousand) were received during 2017 and 2018 and the remaining proceeds of approximately €710 thousand (approximately $828 thousand) are expected to be received between July 2018 and March 2019 (depending on the relevant dates of the forward positions). In December 2017, the Company closed euro/USD forward contracts with an accumulated loss of approximately €497 thousand (approximately $597 thousand) and in January 2018, the Company closed euro/USD forward contracts with an accumulated loss of approximately €631 thousand (approximately $735 thousand).

Note 6 - Investee Companies and Other Investments

Information about investee companies and other investments

A.          U. Dori Energy Infrastructures Ltd. (“Dori Energy”)-

The Company, through its wholly owned subsidiary, Ellomay Clean Energy Ltd. (“Ellomay Energy”), entered into an Investment Agreement (the “Dori Investment Agreement”) with Amos Luzon Entrepreneurship and Energy Group Ltd. (formerly - Dori Group Ltd.) (the “Luzon Group”), and Dori Energy, with respect to an investment in Dori Energy. Dori Energy holds 18.75% of the share capital of Dorad, which owns an approximate 850 MWp bi-fuel operated power plant in the vicinity of Ashkelon, Israel (the “Dorad Power Plant”). Dorad holds production and supply licenses, both expiring in May 2034 and commenced commercial operation in May 2014.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 6 - Investee Companies and Other Investments (cont’d)

Information about investee companies and other investments (cont’d)

A.          U. Dori Energy Infrastructures Ltd. (“Dori Energy”) - (cont’d)

Dorad provided guarantees in favor of the Israeli Public Utilities Authority – Electricity (the “Israeli Electricity Authority”), the Israeli Electric Company and the Israel Natural Gas Lines Ltd.. These guarantees were provided through Dorad’s shareholders at their proportionate holdings, as required by the financing agreements executed by Dorad. Total performance guarantees provided by Dorad amounted to approximately NIS 172,000 thousand (approximately €40,400 thousand). The Company's indirect share of guarantees Dorad provided through its shareholders is approximately NIS 16,000 thousand (approximately €3,800 thousand).

On February 14, 2018, Standard & Poor's Maalot announced that it had upgraded its rating to Dorad's senior debt. As a result of the increase in the rating and in accordance with Dorad's financing agreements with its financing corporations, the annual interest rate of Dorad's loans will be reduced by 0.4% as from July 13, 2018.

Petition to Approve a Derivative Claim filed by Dori Energy and Hemi Raphael

As more fully described in Note 6 to the annual financial statements, Dori Energy and Dori Energy’s representative on Dorad’s board of directors previously filed a petition (the “Petition”), for approval of a derivative action on behalf of Dorad with the Economic Department of the Tel Aviv-Jaffa District Court. The Petition was filed against Zorlu Enerji Elektrik Uretim A.S, which holds 25% of Dorad (“Zorlu”), Zorlu’s current and past representatives on Dorad’s board of directors and Wood Group Gas Turbines Services Ltd. (“Wood Group”) and several of its affiliates, all together, the Defendants. The petition requested, inter alia, that the court instruct the Defendants to disclose and provide to Dorad documents and information relating to the contractual relationship between Zorlu and Wood Group, which included the transfer of funds from Wood Group to Zorlu in connection with the EPC agreement of the Dorad Power Plant. The statement of claim filed by Dori Energy and Mr. Hemi Raphael on behalf of Dorad against Zorlu, Mr. Edelsburg, Edelcom and Edeltech Holdings 2006 Ltd. on February 23, 2017 in the arbitration proceeding (as detained below) included their claims included in the Petition, as amended, and a requirement that the arbitrator to obligate the defendants, jointly and severally, to pay an amount of $183,367,953 plus interest and linkage to Dorad. In April 2017, the Defendants filed their statements of defense.

Within the said statements of defense, Zorlu attached a third party notice against Dorad, Dori Energy and the Luzon Group, in the framework of which it repeated the claims on which its defense statement was based and claimed that if the plaintiffs' claim against Zorlu was accepted and it is required to pay Dorad, it would consist a breach of the agreement between the shareholders of Dorad and in such case Zorlu will be entitled to be compensated by Dorad, Dori Energy and the Luzon Group up to the full amount of the claim. Similarly, also within its statement of defense, Edelcom filed a third party notice against Dori Energy claiming for compensation.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 6 - Investee Companies and Other Investments (cont’d)

Information about investee companies and other investments (cont’d)

A.          U. Dori Energy Infrastructures Ltd. (“Dori Energy”) - (cont’d)

Petition to Approve a Derivative Claim filed by Dori Energy and Hemi Raphael

In November 2017, Dori Energy and Mr. Raphael filed their responses to the defendants’ statements of defense and in December 2017, Dori Energy, Mr. Raphael and EAIS filed their statements of defense to the third party notices submitted by the defendants. In December 2017, Zorlu filed a request in connection with the Dori Energy statement of claim to the extent it is directed at board members serving on behalf of Zorlu and in January 2018 the arbitrator provided its ruling that the legal validity of the actions or inactions of board members of Dorad will be attributed to the entities that are shareholders of Dorad on whose behalf the relevant board member acted and the legal determinations, if any, will be directed only towards the shareholders of Dorad. During January 2018, Mr. Edelsburg, Edelcom and Zorlu filed their statement of defense in connection with the claim filed by EAIS and also filed third party notices against EAIS, Dori Energy and the Luzon Group claiming that EAIS and the Luzon Group enriched themselves at Dorad’s account without providing disclosure to the other shareholders and requesting that, should the position of Dori Energy and EAIS be accepted in the main proceeding, the arbitrator, among other things, obligate EAIS to refund to Doard all of the rent paid to date and determine that Dorad is not required to pay any rent in the future or determine that the rent fees be reduced to their market value and refund Dorad the excess amounts paid by it to EAIS, to determine that the board members that represent EAIS and Dori Energy breached their fiduciary duties towards Dorad and obligate EAIS and Dori Energy to pay the amount of $140 million, plus interest in the amount of $43 million, which is the amount Zorlu received for the sale of its rights under the Dorad EPC agreement, and to rule that in connection with the engineering and construction works performed by the Luzon Group, the Luzon Group and Dori Energy are required to refund to Dorad or compensate the defendants in an amount of $24 million, plus interest and linkage and, alternatively, to determine that Mr. Edelsburg, Edelcom and Zorlu are entitled to indemnification from the third parties for the entire amount they will be required to pay. In March 2018, Zorlu and Edelcom filed requests to remove the arbitrator from her position. In April 2018 the other parties to the arbitration filed their responses (objections) to the said requests and responses were also submitted thereafter by Zorlu and Edelcom. In June 2018, the arbitrator rejected the requests for her removal from office. In July 2018, subsequent to the balance sheet date, another arbitration meeting was held, in which the parties agreed to postpone the dates set for the arbitration process, and among other things, the dates for evidentiary hearings were set for March and April 2019. In addition, in July 2018, subsequent to the balance sheet date, Edelcom and Zorlu submitted opening motions to the Tel Aviv District Court (hereinafter – the “Court”) for the removal of the arbitrator from her position. The Court suggested that the parties consider entering into an agreement regarding the replacement of an arbitrator due to efficiency considerations. Dori Energy, Mr. Raphael, Ellomay Energy and EAIS have announced their opposition to this proposal, and accordingly a date has been set for the submission of their responses to the opening motion and a hearing on this matter was set for October 2018. It was further determined that the arbitrator may also submit her position.

The Company estimates (after consulting with legal counsel), that at this early stage it is not yet possible to assess the outcome of the proceeding.

The said motions to remove of the arbitrator from its position also relates to the additional proceedings further described below held in front of the same arbitrator.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 6 - Investee Companies and Other Investments (cont’d)

Information about investee companies and other investments (cont’d)

A.          U. Dori Energy Infrastructures Ltd. (“Dori Energy”) - (cont’d)

Petition to Approve a Derivative Claim filed by Edelcom

As more fully described in Note 6 to the annual financial statements, Edelcom filed a petition for approval of a derivative action on behalf of Dorad (the “Edelcom Petition”) against Ellomay Energy, the Luzon Group, Dori Energy and Dorad. The Edelcom Petition refers to an entrepreneurship agreement that was signed on November 25, 2010 between Dorad and the Luzon Group, pursuant to which the Luzon Group received payment in the amount of approximately NIS 49.4 million (approximately $12.7 million) in consideration for management and entrepreneurship services. The Edelcom Petition claims that Dori Group breached its commitment with respect to its ownership percentage in Dorad included in the entrepreneurship agreement and requests that a derivative action be approved to recover an amount of NIS 49.4 million, plus linkage and interest, from the defendants. As noted above, on December 27, 2016, an arbitration agreement was executed pursuant to which this proceeding, as well as the proceeding mentioned above and below will be arbitrated before Judge (retired) Hila Gerstel and the proceeding before the court was deleted. On February 23, 2017, Edelcom submitted the petition to approve the derivative claim to the arbitrator.

Statement of Claim filed by Edelcom

As more fully described in Note 6 to the annual financial statements, Edelcom filed a statement of claim (the “Edelcom Claim”), with the Tel Aviv District Court against Dori Energy, Ellomay Energy, the Luzon Group, Dorad and the other shareholders of Dorad. In the Edelcom Claim, Edelcom contends that a certain section of the shareholders agreement among Dorad’s shareholders (the “Dorad SHA”), contains several mistakes and does not correctly reflect the agreement of the parties. Edelcom claims that these purported mistakes were used in bad faith by the Luzon Group, Ellomay Energy and Dori Energy during 2010 in connection with the issuance of Dori Energy’s shares to Ellomay Energy and that, in effect, such issuance was allegedly in breach of the restriction placed on Dorad’s shares and the right of first refusal granted to Dorad’s shareholders in the Dorad SHA. As noted above, on December 27, 2016, an arbitration agreement was executed pursuant to which this proceeding, as well as the two proceeding mentioned above, will be arbitrated before Judge (retired) Hila Gerstel and the proceeding before the court was deleted. On February 23, 2017, Edelcom submitted the statement of claim to the arbitrator. The Company estimates (after consulting with legal counsel), that at this early stage it is not yet possible to assess the outcome of the proceeding.

Opening Motion filed by Edelcom

As more fully described in Note 6 to the annual financial statements, Edelcom filed an opening motion with the Economic Department of the Tel Aviv-Yaffo District Court against the Luzon Group, Dori Energy and Dorad (the “Opening Motion”) in connection with the Luzon Group’s proposal to issue debentures secured by, among other securities, a pledge on Dori Energy’s shares that are held by the Luzon Group. In the Opening Motion, Edelcom contends that the creation of the security triggers the right of first refusal mechanism included in the Dorad SHA. During January 2017, after the Luzon Group amended its prospectus to reflect the issuance of unsecured debentures, Edelcom filed a motion to stop the Opening Motion

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 6 - Investee Companies and Other Investments (cont’d)

Information about investee companies and other investments (cont’d)

A.          U. Dori Energy Infrastructures Ltd. (“Dori Energy”) - (cont’d)

On January 5, 2017, Ellomay Energy LP filed a request to join the proceeding as the outcome of the Opening Motion may materially affect its rights. The court approved Ellomay Energy LP’s request. In March 2017, the Luzon Group filed an opening motion on its behalf requesting that the court rule on the issues raised in the Opening Motion. On August 31, 2017, the Court ruled that a pledge on Dori Energy’s shares held by the Luzon Group as contemplated by the Luzon Group in its prospectus governing the debentures issued by the Luzon Group does not trigger a right of first refusal to any of Dorad’s shareholders. The Court further determined that Edelcom will pay legal expenses to the Luzon Group and the other parties to the proceeding. The Luzon Group noted in its filing with the Israel Securities Authority that subject to the ruling becoming final and the passing of the appeal period on this ruling, its conditional undertaking to provide a pledge on its Dori Energy shares will become effective. On October 26, 2017, Edelcom filed an appeal with respect to the ruling of the Israeli District Court with the Israeli Supreme Court. In February 2018, following the filing by the various parties of their claims and responses, a hearing was held in the Israeli Supreme Court and Edelcom withdrew the appeal and it was dismissed.

B.          Waste-to-energy (“WtE”) Projects in the Netherlands -

Oude Tonge Anaerobic Digestion Project-

In April 2018, Groen Gas Oude-Tonge B.V. drew the second facility in the amount of euro 1.7 million provided under the financing agreement with Coöperatieve Rabobank U.A.
The second facility has two tranches: (i) one with principal amounts of euro 1.54 million with a fixed annual interest rate of 2.9% for the first five years, for a period of 12.25 years and (ii) one with principal amounts of euro 0.16 million with a fixed annual interest rate of 3.4% for the first five years, for a period of 12.25 years, repayable in equal monthly installments commencing three months following the connection of the Project to the grid that occurred in June 2018.

Note 7 - Financial Instruments

Fair value

(1)          Financial instruments measured at fair value for disclosure purposes only

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, trade receivables, other receivables, other short-term investments, deposits, derivatives, bank overdraft, short-term loans and borrowings, trade payables and other payables are the same or proximate to their fair value.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 7 - Financial Instruments (cont’d)

Fair value (cont’d)

(1)          Financial instruments measured at fair value for disclosure purposes only (cont’d)

The fair values of the other financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	June 30, 2018
		Fair value
	Carrying				Valuation techniques for	Inputs used to
	amount	Level 1	Level 2	Level 3	determining fair value	determine fair value
	€ in thousands
Non-current liabilities:
Debentures	56,355	57,803	-	-
Loans from banks and others (including current maturities)				-	Future cash flows by the market interest rate on the date of measurement.	Discount rate of Euribor+ 2.5%, 3.2% and 3.9% Linkage to Consumer price index in Israel
	68,872	-	66,799	-
	125,227	57,803	66,799	-

	December 31, 2017
		Fair value
	Carrying				Valuation techniques for	Inputs used to
	amount	Level 1	Level 2	Level 3	determining fair value	determine fair value
	€ in thousands
Non-current liabilities:
Debentures	57,631	60,518	-	-
Loans from banks and others (including current maturities)	44,864	-	45,561	-	Future cash flows by the market interest rate on the date of measurement.	Discount rate of Euribor+ 2.53% and 4.65% Linkage to Consumer price index in Israel
Finance lease obligations (including current maturities)	4,020	-	4,209	-	Future cash flows by the market interest rate on the date of measurement.	Discount rate of Euribor+ 2.85%
	106,515	60,518	49,770	-

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 7 - Financial Instruments (cont’d)

Fair value (cont’d)

(2)          Fair value hierarchy of financial instruments measured at fair value

The table below presents an analysis of financial instruments measured at fair value on the temporal basis using valuation methodology in accordance with hierarchy fair value levels. The various levels are defined as follows:
—	Level 1: quoted prices (unadjusted) in active markets for identical instruments.
—	Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.
—	Level 3: inputs that are not based on observable market data (unobservable inputs).

	June 30, 2018
	Level 1	Level 2	Level 3	Total
	€ in thousands

Income receivable in connection with the Erez electricity pumped storage project	-	-	1,293	1,293
Marketable securities	-	5,569	-	5,569
Forward contracts	-	(2,040)	-	(2,040)
Swap contracts	-	(560)	-	(560)
Currency swap	-	(1,969)	-	(1,969)
Loans granted to associates	-	-	11,902	11,902

	December 31, 2017
	Level 1	Level 2	Level 3	Total
	€ in thousands

Income receivable in connection with the Erez electricity pumped storage project	-	-	1,249	1,249
Marketable securities	-	5,412	-	5,412
Forward contracts	-	(2,650)	-	(2,650)
Swap contracts	-	(539)	-	(539)
Currency swap	-	(1,244)	-	(1,244)

There have been no transfers from any Level to another Level during the six months ended June 30, 2018.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 7 - Financial Instruments (cont’d)

Fair value (cont’d)

(3)          Details regarding fair value measurement at Levels 2 and 3

Income receivable in connection with the Erez electricity pumped storage project - The fair value of the income receivable in connection with the Erez electricity pumped storage project was calculated according to the cash flows expected to be received in 4.5 years following the financial closing of the project, discounted at a weighted interest rate of 2.36% reflecting the credit risk of the debtor.

Marketable securities – Market price.

Forward contracts – Fair value measured on the basis of discounting the difference between the forward price in the contract and the current forward price for the residual period until redemption using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.

Swap contracts – Fair value is measured by discounting the future cash flows, over the period of the contract and using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.

Currency swap – Fair value is measured by discounting the future cash flows, over the period of the contract and using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.

Loans granted to associates - Fair value is measured by discounting the expected future cash flows derived from Dorad's financial model, over the period of the loan and using interest rates based on CAPM model.

Note 8 - Operating Segments

The Company presented the results of its reportable segments starting the current reporting period, in view of the Company's recent entry into additional operations such as the Bio Gas in the Netherlands resulting in separate segment reporting reviewed and analyzed by the CODM.  Comparison figures were presented accordingly.

The Company’s reportable segments, which form the Company’s strategic business units, are described below:
—
Photovoltaic power plants (PV Plants) – Operation of installations that convert the energy in sunlight into electrical energy. Approximately 22.6MWp aggregate installed capacity of photovoltaic power plants in Italy, approximately 7.9MWp aggregate installed capacity of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MWp installed capacity in Israel.

—
Dorad Energy Ltd. (Dorad) – 9.375% indirect interest in Dorad, which owns and operates a combined cycle power plant based on natural gas, with production capacity of approximately 850 MW, located south of Ashkelon, Israel.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 8 - Operating Segments (cont’d)

—
Anaerobic digestion plants (Bio Gas) – 51% of Groen Gas Goor B.V. and of Groen Gas Oude-Tonge B.V., project companies developing and operating anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively.

—	Pumped storage hydro power plant (Manara) – 75% of a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel.

Factors that management used to identify the Company’s reportable segments

The Company’s strategic business units offer different products and the allocation of resources and evaluation of performance is managed separately because they require different technology.

For each of the strategic business units, the Company’s chief operating decision maker (CODM) reviews internal management reports on at least a quarterly basis. The following summary describes the operations in each of the Company’s operating segments.

The Company presented the photovoltaic power plants per geographical areas, as the information collected and analyzed by the CODM in connection with the PV Plants is presented based on the physical location of the PV Plant. The CODM reviews the Israeli Shekel denominated information on Dorad and the PV Plant located in Israel and the information presented in the tables below is translated into euro. The CODM reviews the company’s share in the results of Dorad. In the reports analyzed by the CODM, the PV Plant located in Israel is presented under the fixed asset model and not under the financial asset model as per IFRIC 12.

Performance is measured based on segment gross profit as included in reports that are regularly reviewed by the chief operating decision maker. Segment gross profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 8 - Operating Segments (cont’d)

Segment assets consist of current assets, fixed assets and intangible assets, as included in reports provided regularly to the chief operating decision maker.

	PV						Total
							reportable		Total
	Italy	Spain	Israel	Dorad	Bio Gas	Manara	segments	Reconciliations	consolidated
	For the six months ended June 30, 2018
	(Unaudited)
	€ in thousands

Revenues	4,830	1,472	2,001	27,718	1,391	-	37,412	(29,261)	8,151
Operating expenses	(804)	(290)	(254)	(21,742)	(1,262)	-	(24,352)	21,742	(2,610)
Depreciation expenses	(1,779)	(416)	(1,031)	(2,364)	(391)	-	(5,981)	3,214	(2,767)
Gross profit	2,247	766	716	3,612	(262)	-	7,079	(4,305)	2,774
Project development costs								(1,771)	(1,771)
General and
administrative expenses								(1,977)	(1,977)
Share of profits (loss) of
equity accounted investee								501	501
Other income, net								73	73
Operating Loss								(400)	(400)
Financing income								1,588	1,588
Financing income
(expenses) in connection
with derivatives, net								285	285
Financing expenses, net								(2,789)	(2,789)
Loss before taxes on
income								(1,316)	(1,316)
Segment assets as at
June 30, 2018	56,375	15,956	35,651	106,293	19,546	2,244	236,065	(19,317)	216,748

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 8 - Operating Segments (cont’d)

	PV						Total
							reportable		Total
	Italy	Spain	Israel	Dorad	Bio Gas	Manara	segments	Reconciliations	consolidated
	For the six months ended June 30, 2017
	(Unaudited)
	€ in thousands

Revenues	5,254	1,514	-	28,710	-	-	35,478	(28,710)	6,768
Operating expenses	(574)	(289)	-	(22,591)	-	-	(23,454)	22,591	(863)
Depreciation expenses	(1,779)	(413)	-	(2,314)	-	-	(4,506)	2,308	(2,198)
Gross profit	2,901	812	-	3,805	-	-	7,518	(3,811)	3,707
Project development costs								(1,431)	(1,431)
General and
administrative expenses								(1,210)	(1,210)
Share of pro loss of equity
accounted investee								(73)	(73)
Other income, net								9	9
Operating Profit								1,002	1,002
Financing income								291	291
Financing income
(expenses) in connection
with derivatives, net								(1,590)	(1,590)
Financing expenses, net								(4,463)	(4,463)
Loss before taxes on
income								(4,760)	(4,760)
Segment assets as at
June 30, 2017	62,419	17,642	-	117,372	16,916	2,446	216,795	(35,892)	180,903

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 8 - Operating Segments (cont’d)

	PV						Total
							reportable		Total
	Italy	Spain	Israel	Dorad	Bio Gas	Manara	segments	Reconciliations	consolidated
	For the year ended December 31, 2017
	€ in thousands
Revenues	10,143	3,007	1,378	58,234	303	-	73,065	(59,429)	13,636
Operating expenses	(1,661)	(677)	(117)	(30,077)	(94)	-	(32,626)	30,077	(2,549)
Depreciation expenses	(3,567)	(828)	(438)	(4,817)	(111)	-	(9,761)	5,243	(4,518)
Gross profit	4,915	1,502	823	23,340	98	-	30,678	(24,109)	6,569
Project development costs								(2,739)	(2,739)
General and
administrative expenses								(2,420)	(2,420)
Share of profits (loss) of
equity accounted investee								1,531	1,531
Other income, net								18	18
Operating Profit								2,959	2,959
Financing income								1,333	1,333
Financing income
(expenses) in connection
with derivatives, net								(3,156)	(3,156)
Financing expenses, net								(7,405)	(7,405)
Loss before taxes on
income								(6,269)	(6,269)
Segment assets as at
December 31, 2017	59,015	47,600	37,903	114,282	16,882	2,386	278,068	(79,980)	198,088

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 9 - Loans and Borrowings

A.	Presented hereunder are details of new loans received during the six month period ended June 30, 2018, relating to the Company’s principal loans and borrowings:

					June 30, 2018
		Original	Interest	Payment	Face	Carrying
Identity of	Loan	amount of	Mechanism	date of	value	amount
borrower	date	loan	and rate	principal	€ in thousands
Five of the Company Italian subsidiaries	May 2018	33.7 million Euro	Semiannual interest rate equal to the Euribor 6 month rate plus a margin of 185 basis points	June and December 30 of each of the years 2018-2028	33,450	36,795

Less current maturities					2,825	3,434

Total material Company loans issued in the period					30,625	33,360

B.	Details of loan repayments during the six-month period ended June 30, 2018 relating to the Company’s principal borrowings

Two wholly owned Italian subsidiaries (Ellomay PV Five S.r.l and Ellomay PV Six S.r.l) terminated their financial leasing agreements and repaid finance lease obligations in the amount of  approximately euro 4,226 thousand. In addition, one of the Company’s wholly owned Italian subsidiary (Soleco S.r.l) terminated and repaid a bank loan in the amount of approximately euro 9,195 thousand.